Exhibit 16.2

January 19,2011

Securities and Exchange Commission

1000 F Street, NE

Washington, DC 20549-6561

We are the succeeding independent registered public accounting firm to Kramer, Weisman & Associates, LLP (“Kramer”) which was the independent registered public accounting firm that audited the consolidated financial statements of Dreams, Inc. and Subsidiaries (the “Company”) as of and for the year ended December 31,2009.

We have been furnished with a copy of the response to item 4.01 of Form 8-K to be filed by the Company with respect to the change in the Company’s certifying independent registered public accounting firm, which report is to be filed by the Company with you.

We agree with the statements made in response to that item insofar as they relate to Kramer and this firm.

Very truly yours,

Goldstein Schechter Koch, P.A.